Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the Fourth Quarter and the Fiscal Year Ended June 30, 2023

Fiscal Year 2023 Financial Highlights

•

Total revenues were $777.4 million, an increase of 9.9% compared to the comparable prior year period. Unfavorable impact from depreciation of Renminbi against the U.S. dollar has adversely affected our revenues for fiscal year 2023.

•	Gross margin was 32.9%, compared to 33.8% for the comparable prior year period. Non-GAAP gross margin was 33.0%, compared to 34.0% for the comparable prior year period.

•

Net income attributable to Hollysys was $106.9 million, an increase of 28.6% compared to the comparable prior year period. Non-GAAP net income attributable to Hollysys was $111.6 million, an increase of 18.4% compared to the comparable prior year period.

•

Diluted earnings per share was $1.72, an increase of 27.4% compared to the comparable prior year period. Non-GAAP diluted earnings per share was $1.80, an increase of 17.6% compared to the comparable prior year period.

•	Net cash provided by operating activities was $23.2 million.

•	Days sales outstanding (“DSO”) of 151 days, compared to 171 days for the comparable prior year period.

•	Inventory turnover days of 75 days, compared to 58 days for the comparable prior year period.

Fourth Quarter of Fiscal Year 2023 Financial Highlights

•	Total revenues were $195.0 million, an increase of 7.1% compared to the comparable prior year period.

•	Gross margin was 31.2%, compared to 33.7% for the comparable prior year period. Non-GAAP gross margin was 31.4%, compared to 33.9% for the comparable prior year period.

•

Net income attributable to Hollysys was $25.7 million, an increase of 11.7% compared to the comparable prior year period. Non-GAAP net income attributable to Hollysys was $26.5 million, an increase of 7.2% compared to the comparable prior year period.

•

Diluted earnings per share was $0.41, an increase of 10.8% compared to the comparable prior year period. Non-GAAP diluted earnings per share was $0.43, a decrease of 7.5% compared to the comparable prior year period.

•	Net cash provided by operating activities was $20.0 million.

•	DSO of 149 days, compared to 174 days for the comparable prior year period.

•	Inventory turnover days of 81 days, compared to 73 days for the comparable prior year period.

Hollysys Automation Technologies Ltd.	Page 2
August 15, 2023

See the section entitled “Non-GAAP Measures” for more information about non-GAAP gross margin, non-GAAP net income attributable to Hollysys and non-GAAP diluted earnings per share.

Beijing, China – August 15, 2023 – Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys”, the “Company” or “we”), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the fiscal year 2023 and the fourth quarter ended June 30, 2023.

The Industrial Automation segment continued its growth momentum. The variety of applications and use cases for our product continue to expand, and we have received awards for numerous projects and products.

In the chemical and petrochemical field, Hollysys continued to achieve breakthroughs on national key projects and maintained our cooperation with key customers. We won several mid- and high-profile contracts with competitive positioning in this fiscal year. For example, we signed a 100-billion-square-meter large gas field project and a whole-plant integrated simulation project of a synthetic ammonia and urea plant. We reinforced the Hia Advanced Process Control platform for one of our petrochemical customers, optimizing its isooctane unit and helping it become a benchmark in its industry while maintaining competitive vitality. Moreover, the Sinopec Group Million Ton Ethylene Project saw the first batch delivery in this fiscal year, representing a milestone breakthrough in Hollysys’ petrochemical business. We also assisted a chemical enterprise in establishing a digital talent training base with our Operator Training Simulator in the fourth fiscal quarter. Additionally, Hollysys’ strategic layout and developments in overseas business witnessed steady progress. We successfully signed the OBI nickel-iron project in Indonesia with a resource company in this fiscal year, with Hollysys providing relevant customized products with integrated and comprehensive intelligent solutions, marking a new milestone for our overseas market expansion.

The food and pharmaceutical sectors also demonstrated steady business growth. We signed a significant project with a leading enterprise of generic contrast media products on producing iodiproamine and regadesone in this fiscal year, with Hollysys acting as the overall instrument control contractor that provides Distributed Control System (“DCS”), instrument valves and installation. In the fourth fiscal quarter, we also provided an integrated solution for a pharmaceutical company and received high user recognition.

In the smart factory field, we kept developing customized smart factory solutions that meet customers’ requirements. We made several vital cooperations with various customers in this fiscal year. We signed the project of automatic control system and factory intelligent management system of a northwest listed coal company and the Sinopec power center simulation project which covers the whole range of high-precision excitation virtual imitation machine systems. Meanwhile, we completed the delivery of a 230,000 tons phenolic resin project, providing fully autonomous and controllable HiaBatch control system. In the fourth fiscal quarter, we won the bids for two smart factory projects that are expected to aid in their intelligent transformation and help reduce their production and operation costs.

In Rail Transportation Automation segment, we continued to maintain our market position. In the high-speed rail sector, we made new progress in this fiscal year. For instance, we participated in the Guizhou section of Guiyang-Nanning Railway project and Yiyang-Changsha section of Changde-Yiyang-Changsha High-Speed Railway project. In the subway sector, our Traffic Operation System Platform was successfully applied in the Phase I Project of Beijing Metro Line 19. In terms of the urban rail transit sector, the first phase of Lanzhou Rail Transit Line 2 started trial operation successfully with the support of our comprehensive monitoring system and other services in the fourth fiscal quarter. We also provided an integrated station control room for Lanzhou Rail Transit. Moreover, our ZPW-2000S communication coding track circuit product, which was certified by the Safety Integrity Level 4 and the China Railway Product Certification Center, won two bids on domestic lines in the fourth fiscal quarter. In addition to the domestic market, we have smoothly explored the overseas market. We signed the sales project of the main control system software and Programmable Logic Controller for Kuching urban transportation system in Sarawak, Malaysia in this fiscal year, of which the main control system adopted our independently developed MACS-SCADA software system platform. We believe that this project lays a solid foundation for future access to overseas markets and is expected to further enhance our international influence in the field of rail transit.

The Mechanical and Electrical Solution segment also manifested a stable performance with smooth executions on various projects.

With our continuous dedication to the industry and the support of experienced and passionate experts, we believe that we will continue to create more value for our clients and shareholders.

Hollysys Automation Technologies Ltd.	Page 3
August 15, 2023

Fiscal Year and the Fourth Quarter Ended June 30, 2023 Unaudited Financial Results Summary

(In USD thousands, except for %, number of shares and per share data)

	Three months ended June 30,			Fiscal year ended June 30,
,	2023	2022	% Change	2023	2022	% Change
Revenues	$194,963	182,115	7.1%	$777,373	707,462	9.9%
Integrated solutions contracts revenue	$160,896	149,292	7.8%	$632,100	573,567	10.2%
Product sales	$13,251	11,823	12.1%	$47,424	38,486	23.2%
Revenue from services	$20,816	21,000	(0.9)%	$97,849	95,409	2.6%
Cost of revenues	$134,161	120,780	11.1%	$521,888	468,105	11.5%
Gross profit	$60,802	61,335	(0.9)%	$255,485	239,357	6.7%
Total operating expenses	$43,204	42,215	2.3%	$162,472	164,813	(1.4)%
Selling	$13,628	10,863	25.5%	$57,243	45,301	26.4%
General and administrative	$19,186	23,323	(17.7)%	$63,580	80,241	(20.8)%
Research and development	$16,749	16,629	0.7%	$70,200	69,580	0.9%
VAT refunds and government subsidies	$(6,359)	(8,600)	(26.1)%	$(28,551)	(30,309)	(5.8)%
Income from operations	$17,598	19,120	(8.0)%	$93,013	74,544	24.8%
Other income, net	$625	256	144.1%	$3,372	2,185	54.3%
Foreign exchange gain	$4,083	4,000	2.1%	$6,363	1,789	255.7%
Gains on disposal of investments in an equity investee	$—	—	—	$—	7,995	—
Impairment loss of investments in cost investees	$—	(773)	—	$—	(773)	—
Share of net income of equity investees	$762	1,280	(40.5)%	$3,116	1,838	69.5%
Gains on disposal of an investment in securities	—	—	—	845	—	100.0%
Losses on disposal of subsidiaries	$—	—	—	$—	(3)	(100.0)%
Dividend income from investments in securities	$237	—	100.0%	$237	85	178.8%
Interest income	$3,374	3,363	0.3%	$12,394	12,698	(2.4)%
Interest expenses	$(257)	(141)	82.3%	$(878)	(731)	20.1%
Income tax expenses	$696	3,928	(82.3)%	$11,390	16,634	(31.5)%
Net income (loss) attributable to non-controlling interests	$6	155	(96.1)%	$141	(189)	(174.6)%
Net income attributable to Hollysys Automation Technologies Ltd.	$25,720	23,022	11.7%	$106,931	83,182	28.6%
Basic earnings per share	$0.42	0.38	10.5%	$1.74	1.36	27.9%
Diluted earnings per share	$0.41	0.37	10.8%	$1.72	1.35	27.4%
Share-based compensation expenses	$437	1,327	(67.1)%	$3,286	9,709	(66.2)%
Amortization of acquired intangible assets	$325	353	(7.9)%	$1,342	1,356	(1.0)%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.(1)	$26,482	24,702	7.2%	$111,559	94,247	18.4%
Non-GAAP basic earnings per share(1)	$0.43	0.40	7.5%	$1.81	1.54	17.5%
Non-GAAP diluted earnings per share(1)	$0.43	0.40	7.5%	$1.80	1.53	17.6%
Basic weighted average number of ordinary shares outstanding	61,731,177	61,195,317	0.9%	61,521,412	61,007,806	0.8%
Diluted weighted average number of ordinary shares outstanding	62,134,923	61,788,905	0.6%	62,034,400	61,568,476	0.8%

(1)	See the section entitled “Non-GAAP Measures” for more information about these non-GAAP measures.

Hollysys Automation Technologies Ltd.	Page 4
August 15, 2023

Operational Results Analysis for the Fiscal Year Ended June 30, 2023

Total revenues for fiscal year 2023 were $777.4 million, as compared to $707.5 million for the prior fiscal year, representing an increase of 9.9%. In terms of revenues by type, integrated solutions contracts revenue increased by 10.2% to $632.1 million, products sales revenue increased by 23.2% to $47.4 million, and services revenue increased by 2.6% to $97.8 million.

The following table sets forth the Company’s total revenues by segment for the periods indicated.

(In USD thousands, except for %)

	Fiscal year ended June 30,
	2023		2022
	$	% to Total Revenues	$	% to Total Revenues
Industrial Automation	506,300	65.2	439,918	62.2
Rail Transportation Automation	189,167	24.3	183,785	26.0
Mechanical and Electrical Solution	81,906	10.5	83,759	11.8

Total	777,373	100.0	707,462	100.0

Gross margin was 32.9% for fiscal year 2023, as compared to 33.8% for the prior fiscal year. Gross margins for integrated solutions contracts, product sales, and services rendered were 25.0%, 72.0% and 64.7% for fiscal year 2023, as compared to 26.4%, 73.4% and 62.7% for the prior fiscal year, respectively. Non-GAAP gross margin was 33.0% for fiscal year 2023, as compared to 34.0% for the prior fiscal year. Non-GAAP gross margin of integrated solutions contracts was 25.2% for fiscal year 2023, as compared to 26.6% for the prior fiscal year. See the section entitled “Non-GAAP Measures” for more information about non-GAAP gross margin and non-GAAP gross margin of integrated solutions contracts.

Selling expenses were $57.2 million for fiscal year 2023, representing an increase of $11.9 million, or 26.4%, compared to $45.3 million for the prior fiscal year. The increase in selling expenses was mainly due to the increase in sales headcount to support the business growth, and the implementation of industry key customer strategy in industrial automation segment. Selling expenses as a percentage of total revenues were 7.4% and 6.4% for fiscal year 2023 and 2022, respectively.

General and administrative expenses were $63.6 million for fiscal year 2023, representing a decrease of $16.7 million, or 20.8%, compared to $80.2 million for the prior fiscal year, which was primarily due to an $8.6 million decrease in credit losses provision and a $6.4 million decrease in share-based compensation expenses. Share-based compensation expenses were $3.3 million and $9.7 million for fiscal year 2023 and 2022, respectively. General and administrative expenses as a percentage of total revenues were 8.2% and 11.3% for fiscal year 2023 and 2022, respectively.

Research and development expenses were $70.2 million for fiscal year 2023, representing an increase of $0.6 million, or 0.9%, compared to $69.6 million for the prior fiscal year. Research and development expenses as a percentage of total revenues were 9.0% and 9.8% for fiscal year 2023 and 2022, respectively.

Hollysys Automation Technologies Ltd.	Page 5
August 15, 2023

The VAT refunds and government subsidies were $28.6 million for fiscal year 2023, as compared to $30.3 million for the prior fiscal year, representing a $1.8 million, or 5.8%, decrease.

The income tax expenses and the effective tax rate were $11.4 million and 9.6% for fiscal year 2023, respectively, as compared to $16.6 million and 16.7% for the prior fiscal year, respectively. The effective tax rate fluctuates, as the Company’s subsidiaries contributed different pre-tax income at different tax rates.

Net income attributable to Hollysys was $106.9 million for fiscal year 2023, representing an increase of 28.6% from $83.2 million reported in the prior fiscal year. Non-GAAP net income attributable to Hollysys was $111.6 million or $1.80 per diluted share. See the section entitled “Non-GAAP Measures” for more information about non-GAAP net income attributable to Hollysys.

Diluted earnings per share was $1.72 for fiscal year 2023, representing an increase of 27.4% from $1.35 in the prior fiscal year. Non-GAAP diluted earnings per share was $1.80 for fiscal year 2023, representing an increase of 17.6% from $1.53 in the prior fiscal year. These were calculated based on 62.0 million and 61.6 million diluted weighted average ordinary shares outstanding for the fiscal year ended June 30, 2023 and 2022, respectively. See the section entitled “Non-GAAP Measures” for more information about non-GAAP diluted earnings per share.

Operational Results Analysis for the Fourth Quarter Ended June 30, 2023

Total revenues for the three months ended June 30, 2023 were $195.0 million, as compared to $182.1 million for the same period of the prior fiscal year, representing an increase of 7.1%. In terms of revenue by type, integrated solutions contracts revenue increased by 7.8% to $160.9 million, products sales revenue increased by 12.1% to $13.3 million, and services revenue decreased by 0.9% to $20.8 million.

The following table sets forth the Company’s total revenues by segment for the periods indicated.

(In USD thousands, except for %)

	Three months ended June 30,
	2023		2022
	$	% to Total Revenues	$	% to Total Revenues
Industrial Automation	141,117	72.4	121,771	66.9
Rail Transportation Automation	35,901	18.4	34,215	18.8
Mechanical and Electrical Solution	17,945	9.2	26,129	14.3

Total	194,963	100.0	182,115	100.0

Gross margin was 31.2% for the three months ended June 30, 2023, as compared to 33.7% for the same period of the prior fiscal year. Gross margin of integrated solutions contracts, product sales, and service rendered was 24.1%, 63.4% and 65.7% for the three months ended June 30, 2023, as compared to 27.1%, 75.4% and 57.1% for the same period of the prior fiscal year, respectively. Non-GAAP gross margin was 31.4% for the three months ended June 30, 2023, as compared to 33.9% for the same period of the prior fiscal year. Non-GAAP gross margin of integrated solutions contracts was 24.3% for the three months ended June 30, 2023, as compared to 27.3% for the same period of the prior fiscal year. See the section entitled “Non-GAAP Measures” for more information about non-GAAP gross margin and non-GAAP gross margin of integrated solutions contracts.

Hollysys Automation Technologies Ltd.	Page 6
August 15, 2023

Selling expenses were $13.6 million for the three months ended June 30, 2023, representing an increase of $2.8 million, or 25.5%, compared to $10.9 million for the same period of the prior fiscal year. The increase in selling expenses was mainly due to the increase in sales headcount to support the business growth and the implementation of industry key customer strategy in industrial automation segment. Selling expenses as a percentage of total revenues were 7.0% and 6.0% for the three months ended June 30, 2023 and 2022, respectively.

General and administrative expenses were $19.2 million for the three months ended June 30, 2023, representing a decrease of $4.1 million, or 17.7%, compared to $23.3 million for the same period of the prior fiscal year, which was primarily due to a $2.7 million decrease in credit losses provision and $2.0 million decrease in third-party consulting fees. Share-based compensation expenses were $0.4 million and $1.3 million for the three months ended June 30, 2023 and 2022, respectively. General and administrative expenses as a percentage of total revenues were 9.8% and 12.8% for the three months ended June 30, 2023 and 2022, respectively.

Research and development expenses were $16.7 million for the three months ended June 30, 2023, representing an increase of $0.1 million, or 0.7%, compared to $16.6 million for the same period of the prior fiscal year. Research and development expenses as a percentage of total revenues were 8.6% and 9.1% for the three months ended June 30, 2023 and 2022, respectively.

The VAT refunds and government subsidies were $6.4 million for three months ended June 30, 2023, as compared to $8.6 million for the same period in the prior fiscal year, representing a $2.2 million, or 26.1%, decrease. The decrease in VAT refunds and government subsidies was mainly due to a 2.1 million decrease in government subsidies.

The income tax expenses and the effective tax rate were $0.7 million and 2.6% for the three months ended June 30, 2023, respectively, as compared to $3.9 million and 14.5% for the comparable period in the prior fiscal year, respectively. The effective tax rate fluctuates, as the Company’s subsidiaries contributed different pre-tax income at different tax rates.

Net income attributable to Hollysys was $25.7 million for three months ended June 30, 2023, representing an increase of 11.7% from $23.0 million reported in the comparable period in the prior fiscal year. Non-GAAP net income attributable to Hollysys was $26.5 million or $0.43 per diluted share. See the section entitled “Non-GAAP Measures” for more information about non-GAAP net income attributable to Hollysys.

Hollysys Automation Technologies Ltd.	Page 7
August 15, 2023

Diluted earnings per share was $0.41 for the three months ended June 30, 2023, representing an increase of 10.8% from $0.37 for the comparable period in the prior fiscal year. Non-GAAP diluted earnings per share was $0.43 for the three months ended June 30, 2023, representing an increase of 7.5% from $0.40 for the comparable period in the prior fiscal year. These were calculated based on 62.1 million and 61.8 million diluted weighted average ordinary shares outstanding for the three months ended June 30, 2023 and 2022, respectively. See the section entitled “Non-GAAP Measures” for more information about non-GAAP diluted earnings per share.

Contracts and Backlog Highlights

Hollysys achieved $881.6 million and $281.2 million in terms of the value of new contracts for the fiscal year and the three months ended June 30, 2023, respectively. The order backlog of contracts was $909.5 million as of June 30, 2023. The order backlog of contracts represents the amount of unrealized revenue to be earned from the contracts that Hollysys won. The detailed breakdown of new contracts and backlog by segment is shown in the table below:

(In USD thousands, except for %)

	Value of new contracts achieved for the fiscal year ended June 30, 2023		Value of new contracts achieved for the three months ended June 30, 2023		Backlog as of June 30, 2023
	$	% of Total Contract Value	$	% of Total Contract Value	$	% of Total Backlog
Industrial Automation	629,559	71.4	199,142	70.8	412,003	45.3
Rail Transportation	187,376	21.3	69,883	24.9	314,114	34.5
Mechanical and Electrical Solutions	64,706	7.3	12,187	4.3	183,375	20.2

Total	881,641	100.0	281,212	100.0	909,492	100.0

Cash Flow Highlights

For the fiscal year ended June 30, 2023, the total net cash outflow was $70.9 million. The net cash provided by operating activities was $23.2 million. The net cash used in investing activities was $59.7 million, primarily due to $40.9 million purchases of property, plant and equipment, $126.1 million purchases of short-term investments, and $1.6 million investment of an equity investee, which was partially offset by $103.7 million maturity of short-term investments and $4.2 million proceeds from disposal of a subsidiary. The net cash provided by financing activities was $17.9 million, primarily due to $18.8 million proceeds from long-term bank loans.

For the three months ended June 30, 2023, the total net cash outflow was $32.8 million. The net cash provided by operating activities was $20.0 million. The net cash used in investing activities was $16.9 million, primarily due to $4.1 million purchases of property, plant and equipment, $25.4 million purchases of short-term investments and $1.6 million investment of an equity investee, which was partially offset by $14.2 million maturity of short-term investments. The net cash provided by financing activities was $0.1 million.

Hollysys Automation Technologies Ltd.	Page 8
August 15, 2023

Balance Sheet Highlights

The total amount of cash and cash equivalents was $611.6 million, $640.2 million, and $679.8 million as of June 30, 2023, March 31, 2023, and June 30, 2022, respectively.

For the fiscal year ended June 30, 2023, DSO was 151 days, as compared to 171 days for the prior fiscal year; inventory turnover days were 75 days, as compared to 58 days for the prior fiscal year. The significant increase in inventories was mainly due to the Company’s increase in safety stock level in response to supply chain fluctuations.

For the three months ended June 30, 2023, DSO was 149 days, as compared to 174 days for the prior fiscal year and 176 days for the last fiscal quarter; inventory turnover days were 81 days, as compared to 73 days for the prior fiscal year and 87 days for the last fiscal quarter.

Financial Performance Guidance

Based on information available as of the date of this press release, Hollysys provides the following financial performance guidance for the full fiscal year 2024:

•	The revenue is expected to be between $852 million and $930 million, with a year-on-year increase of 10% to 20%.

About Hollysys Automation Technologies Ltd.

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation automation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation automation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of June 30, 2022, Hollysys had cumulatively carried out more than 35,000 projects for approximately 20,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

Hollysys Automation Technologies Ltd.	Page 9
August 15, 2023

SAFE HARBOR STATEMENTS

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com

Hollysys Automation Technologies Ltd.	Page 10
August 15, 2023

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In USD thousands except for number of shares and per share data)

	Three months ended June 30,		Fiscal year ended June 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Integrated solutions contracts revenue	$160,896	$149,292	$632,100	$573,567
Product sales	13,251	11,823	47,424	38,486
Revenue from services	20,816	21,000	97,849	95,409

Total net revenues	194,963	182,115	777,373	707,462

Costs of integrated solutions contracts	122,167	108,866	474,046	422,236
Cost of products sold	4,847	2,913	13,257	10,247
Costs of services rendered	7,147	9,001	34,585	35,622

Gross profit	60,802	61,335	255,485	239,357

Operating expenses
Selling	13,628	10,863	57,243	45,301
General and administrative	19,186	23,323	63,580	80,241
Research and development	16,749	16,629	70,200	69,580
VAT refunds and government subsidies	(6,359)	(8,600)	(28,551)	(30,309)

Total operating expenses	43,204	42,215	162,472	164,813

Income from operations	17,598	19,120	93,013	74,544

Other income, net	625	256	3,372	2,185
Foreign exchange gain	4,083	4,000	6,363	1,789
Gains on disposal of an investment in an equity investee	—	—	—	7,995
Losses on disposal of subsidiaries	—	—	—	(3)
Gains on disposal of an investment in securities	—	—	845	—
Impairment loss of investments cost investees	—	(773)	—	(773)
Share of net income of equity investees	762	1,280	3,116	1,838
Dividend income from investments in securities	237	—	237	85
Interest income	3,374	3,363	12,394	12,698
Interest expenses	(257)	(141)	(878)	(731)

Income before income taxes	26,422	27,105	118,462	99,627

Income taxes expenses	696	3,928	11,390	16,634

Net income	25,726	23,177	107,072	82,993

Less: Net income (loss) attributable to non-controlling interests	6	155	141	(189)

Net income attributable to Hollysys Automation Technologies Ltd.	$25,720	$23,022	$106,931	$83,182

Other comprehensive (loss) income, net of tax of nil
Translation adjustments	(70,143)	(67,103)	(99,719)	(46,590)

Comprehensive (loss) income	(44,417)	(43,926)	7,353	36,403

Less: comprehensive income (loss) attributable to non-controlling interests	(351)	64	185	(1,310)

Comprehensive (loss) income attributable to Hollysys Automation Technologies Ltd.	$(44,066)	$(43,990)	$7,168	$37,713

Net income per ordinary share:
Basic	0.42	0.38	1.74	1.36
Diluted	0.41	0.37	1.72	1.35

Shares used in net income per share computation:
Basic	61,731,177	61,195,317	61,521,412	61,007,806
Diluted	62,134,923	61,788,905	62,034,400	61,568,476

Hollysys Automation Technologies Ltd.	Page 11
August 15, 2023

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In USD thousands except for number of shares and per share data)

	June 30,	March 31,
	2023	2023
	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$611,632	$640,249
Short-term investments	33,202	23,519
Restricted cash	23,009	26,381
Accounts receivable, net of allowance for credit losses of $73,009 and $73,283 as of June 30, 2023 and March 31, 2023, respectively	309,822	308,212
Costs and estimated earnings in excess of billings, net of allowance for credit losses of $14,438 and $14,505 as of June 30, 2023 and March 31, 2023, respectively	253,262	259,778
Accounts receivable retention	7,465	7,729
Other receivables, net of allowance for credit losses of $12,044 and $12,379 as of June 30, 2023 and March 31, 2023, respectively	19,265	21,719
Advances to suppliers	28,493	29,321
Amounts due from related parties	25,906	23,968
Inventories	111,634	117,452
Prepaid expenses	596	888
Income tax recoverable	649	282

Total current assets	1,424,935	1,459,498

Non-current assets
Restricted cash	13,489	14,259
Costs and estimated earnings in excess of billings	1,746	1,988
Accounts receivable retention	6,587	7,069
Prepaid expenses	3	3
Property, plant and equipment, net	134,626	137,434
Prepaid land leases	11,503	12,135
Intangible assets, net	8,483	9,343
Investments in equity investees	47,603	47,774
Investments securities	1,561	1,651
Goodwill	18,939	20,020
Deferred tax assets	11,937	9,589
Operating lease right-of-use assets	3,436	3,154

Total non-current assets	259,913	264,419
Total assets	1,684,848	1,723,917

Hollysys Automation Technologies Ltd.	Page 12
August 15, 2023

	June 30,	March 31,
	2023	2023
	(Unaudited)	(Unaudited)

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of long-term loans	15,231	262
Accounts payable	170,632	167,070
Construction costs payable	11,085	11,384
Deferred revenue	181,387	185,564
Accrued payroll and related expenses	26,742	18,537
Income tax payable	6,414	4,422
Warranty liabilities	3,238	4,573
Other tax payables	10,504	7,430
Accrued liabilities	36,870	38,326
Amounts due to related parties	6,155	6,181
Operating lease liabilities	1,887	1,510

Total current liabilities	470,145	445,259

Non-current liabilities
Accrued liabilities	2,367	5,513
Long-term loans	16,775	32,740
Accounts payable	2,588	2,717
Deferred tax liabilities	13,069	13,335
Warranty liabilities	2,568	2,557
Operating lease liabilities	1,103	1,343
Other liability	—	68

Total non-current liabilities	38,470	58,273
Total liabilities	508,615	503,532

Commitments and contingencies	—	—

Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 62,021,930 shares and 62,020,441 shares issued and outstanding as of June 30, 2023 and March 31, 2023, respectively	62	62
Additional paid-in capital	246,908	261,378
Statutory reserves	78,875	68,874
Retained earnings	961,782	931,625
Accumulated other comprehensive income	(112,418)	(42,631)

Total Hollysys Automation Technologies Ltd. stockholder’s equity	1,175,209	1,219,308
Non-controlling interests	1,024	1,077

Total equity	1,176,233	1,220,385
Total liabilities and equity	$1,684,848	$1,723,917

Hollysys Automation Technologies Ltd.	Page 13
August 15, 2023

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In USD thousands)

	Three months ended	Fiscal year ended
	June 30, 2023	June 30, 2023
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$25,726	$107,072
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	1,920	8,612
Amortization of prepaid land leases	77	331
Amortization of intangible assets	325	1,342
Allowance for credit losses	4,691	7,540
(Gain) loss on disposal of property, plant and equipment	(24)	19
Share of net income of equity investees	(762)	(3,116)
Share-based compensation expenses	437	3,286
Deferred income tax expenses	(2,733)	(8,002)
Gains on disposal of an investment in securities	—	(845)
Changes in operating assets and liabilities:
Accounts receivable and retention	(27,279)	(32,011)
Costs and estimated earnings in excess of billings	(6,710)	(40,902)
Inventories	(243)	(28,581)
Advances to suppliers	(791)	2,929
Other receivables	1,385	1,036
Prepaid expenses	288	77
Due from related parties	(3,387)	(704)
Accounts payable	11,772	7,574
Deferred revenue	5,965	(10,017)
Accruals and other payables	3,750	5,947
Due to related parties	(26)	(144)
Income tax payable	1,952	1,957
Other tax payables	3,635	(223)

Net cash provided by operating activities	19,968	23,177

Cash flows from investing activities:
Purchases of short-term investments	(25,440)	(126,069)
Purchases of property, plant and equipment	(4,107)	(40,918)
Proceeds from disposal of a subsidiary	—	4,175
Proceeds from disposal of property, plant and equipment	146	309
Maturity of short-term investments	14,219	103,718
Proceeds received from disposal of investment in securities	—	845
Investment of an equity investee	(1,653)	(1,653)
Acquisition of a subsidiary, net of cash acquired	(17)	(90)

Net cash used in investing activities	(16,852)	(59,683)

Cash flows from financing activities:
Proceeds from short-term bank loans	—	293
Repayments of short-term bank loans	—	(357)
Proceeds from long-term bank loans	298	18,818
Repayments of long-term bank loans	(190)	(869)
Net cash provided by financing activities	108	17,885

Effect of foreign exchange rate changes	(35,983)	(52,276)

Net decrease in cash, cash equivalents and restricted cash	$(32,759)	$(70,897)

Cash, cash equivalents and restricted cash, beginning of period	$680,889	$719,027
Cash, cash equivalents and restricted cash, end of period	648,130	648,130

Hollysys Automation Technologies Ltd.	Page 14
August 15, 2023

Non-GAAP Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, in evaluating our results, we use the following non-GAAP financial measures: non-GAAP gross profit and non-GAAP gross margin, non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts, non-GAAP net income attributable to Hollysys Automation Technologies Ltd., as well as non-GAAP basic and diluted earnings per share.

These non-GAAP financial measures serve as additional indicators of our operating performance and not as any replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the share-based compensation expenses, which are calculated based on the number of shares or options granted and the fair value as of the grant date, and amortization of acquired intangible assets. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects.

Non-GAAP gross profit and non-GAAP gross margin, non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts, non-GAAP net income attributable to Hollysys Automation Technologies Ltd., as well as non-GAAP basic and diluted earnings per share should not be considered in isolation or construed as an alternative to gross profit and gross margin, gross profit and gross margin of integrated solutions contracts, net income attributable to Hollysys Automation Technologies Ltd., basic and diluted earnings per share, or any other measure of performance, or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Non-GAAP gross profit and gross margin, non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts, non-GAAP net income attributable to Hollysys Automation Technologies Ltd., as well as non-GAAP basic and diluted earnings per share presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

We define non-GAAP gross profit and non-GAAP gross margin as gross profit and gross margin, respectively, adjusted to exclude non-cash amortization of acquired intangibles. The following table provides a reconciliation of our gross profit and gross margin to non-GAAP gross profit and non-GAAP gross margin for the periods indicated.

Hollysys Automation Technologies Ltd.	Page 15
August 15, 2023

(In USD thousands, except for %)

	Three months ended		Fiscal year ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gross profit	$60,802	$61,335	$255,485	$239,357

Gross margin(1)	31.2%	33.7%	32.9%	33.8%
Add:
Amortization of acquired intangible assets	325	353	1,342	1,356

Non-GAAP gross profit	$61,127	$61,688	$256,827	$240,713

Non-GAAP gross margin(2)	31.4%	33.9%	33.0%	34.0%

(1)	Gross margin represents gross profit for the period as a percentage of revenues for such period.
(2)	Non-GAAP gross margin represents non-GAAP gross profit for the period as a percentage of revenues for such period.

We define non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts as gross profit and gross margin of integrated solutions contracts, respectively, adjusted to exclude non-cash amortization of acquired intangibles associated with integrated solutions contracts. The following table provides a reconciliation of the gross profit of integrated solutions contracts to non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts for the periods indicated.

(In USD thousands, except for %)

	Three months ended June 30,		Fiscal year ended June 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gross profit of integrated solutions contracts	$38,729	$40,426	$158,054	$151,331

Gross margin of integrated solutions contracts(1)	24.1%	27.1%	25.0%	26.4%
Add:
Amortization of acquired intangible assets	325	353	1,342	1,356

Non-GAAP gross profit of integrated solutions contracts	$39,054	$40,779	$159,396	$152,687

Non-GAAP gross margin of integrated solutions contracts(2)	24.3%	27.3%	25.2%	26.6%

(1)	Gross margin of integrated solutions contracts represents gross profit of integrated solutions contracts for the period as a percentage of integrated solutions contracts revenue for such period.
(2)

Non-GAAP gross margin of integrated solutions contracts represents non-GAAP gross profit of integrated solutions contracts for the period as a percentage of integrated solutions contracts revenue for such period.

Hollysys Automation Technologies Ltd.	Page 16
August 15, 2023

We define non-GAAP net income attributable to Hollysys as net income attributable to Hollysys adjusted to exclude the share-based compensation expenses and non-cash amortization of acquired intangible assets. The following table provides a reconciliation of net income attributable to Hollysys to non-GAAP net income attributable to Hollysys for the periods indicated.

(In USD thousands)

	Three months ended June 30,		Fiscal year ended June 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Hollysys Automation Technologies Ltd.	$25,720	$23,022	$106,931	$83,182

Add:
Share-based compensation expenses	437	1,327	3,286	9,709
Amortization of acquired intangible assets	325	353	1,342	1,356

Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$26,482	$24,702	$111,559	$94,247

Hollysys Automation Technologies Ltd.	Page 17
August 15, 2023

Non-GAAP basic (or diluted) earnings per share represents non-GAAP net income attributable to Hollysys divided by the weighted average number of ordinary shares outstanding during the periods (or on a diluted basis). The following table provides a reconciliation of our basic (or diluted) earnings per share to non-GAAP basic (or diluted) earnings per share for the periods indicated.

(In USD thousands, except for number of shares and per share data)

	Three months ended		Fiscal year ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Hollysys Automation Technologies Ltd.	$25,720	$23,022	$106,931	$83,182

Add:
Share-based compensation expenses	437	1,327	3,286	9,709
Amortization of acquired intangible assets	325	353	1,342	1,356

Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$26,482	$24,702	$111,559	$94,247

Weighted average number of basic ordinary shares	61,731,177	61,195,317	61,521,412	61,007,806
Weighted average number of diluted ordinary shares	62,134,923	61,788,905	62,034,400	61,568,476

Basic earnings per share(1)	$0.42	$0.38	$1.74	$1.36

Add:
Non-GAAP adjustments to net income per share(2)	0.01	0.02	0.07	0.18
Non-GAAP basic earnings per share(3)	$0.43	$0.40	$1.81	$1.54

Diluted earnings per share(1)	$0.41	$0.37	$1.72	$1.35

Add:
Non-GAAP adjustments to net income per share(2)	0.02	0.03	0.08	0.18
Non-GAAP diluted earnings per share(3)	$0.43	$0.40	$1.80	$1.53

(1)

Basic (or diluted) earnings per share is derived from net income attributable to ordinary shareholders for computing basic (or diluted) earnings per share divided by weighted average number of shares (or on a diluted basis).

(2)	Non-GAAP adjustments to net income per share are derived from non-GAAP adjustments to net income divided by weighted average number of shares (or on a diluted basis).
(3)

Non-GAAP basic (or diluted) earnings per share is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP basic (or diluted) earnings per share divided by weighted average number of shares (or on a diluted basis).